UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PT Indosat Tbk

(Name of Subject Company (issuer))

Qatar Telecom (Qtel) Q.S.C.

as Offeror

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Series B Common Shares, par value Rp100 per share

American Depositary Shares, each of which represents fifty (50) Series B Common Shares,

par value Rp100 per share

(Title of Class of Securities)

715680 10 4

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock

+974 4400 244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

(212) 259-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☑	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

The following is the English language translation of the announcement issued by Qatar Telecom (Qtel) Q.S.C. on June 26, 2008:

ANNOUNCEMENT

TENDER OFFER PLAN BY QATAR TELECOM (QTEL) Q.S.C. WITH

RESPECT TO SHARES OF PT INDOSAT TBK

Qatar Telecom (Qtel) Q.S.C., a company organized under the laws of Qatar (“Qtel” or “Party Conducting Tender Offer”), hereby announces its plan to conduct a tender offer (“Tender Offer”) to acquire all of the outstanding Series B Common Shares (other than the shares held by other controlling shareholders), par value Rupiah 100 per share (the “Series B Shares”), of PT Indosat Tbk, a publicly listed limited liability company established under the laws of the Republic of Indonesia, engaging in the telecommunications industry (“Indosat” or “Target Company”), including the Series B Shares represented by American Depositary Shares (“ADSs”), which shares collectively represent approximately 44.9% of the total issued and paid up shares in the capital of the Target Company. The Tender Offer for the Series B Shares represented by ADSs will be conducted in accordance to applicable United States Securities and Exchange Commission (“SEC”) regulations.

The Tender Offer plan is prepared in accordance with the Capital Market and Financial Institutions Supervisory Board (“BAPEPAM-LK”) Regulation No.IX.H.1 on Take Over of Public Company, which requires that a new controlling party, either by way of acquiring twenty-five percent (25%) or more of an Indonesian public company’s shares or having the power to nominate member(s) of board of directors or board of commissioners or to amend the articles of association of an Indonesian public company must make a tender offer for the remaining public shares of such company, subject to certain exceptions. Qtel will be making the Tender Offer as a result of its indirect acquisition of 2,217,590,000 Series B Shares (representing 40.81% of the total issued and outstanding shares of Indosat) on 22 June 2008, by way of its purchase of all of the issued and outstanding shares of capital stock of each of Indonesia Communications Limited, a company incorporated under the law of Mauritius (“ICLM”), and Indonesia Communications Pte. Ltd., a company incorporated under the law of Singapore (“ICLS”), pursuant to a Share Purchase Agreement, dated June 6, 2008 (the “Share Purchase Agreement”), between Qtel and STT Communications Ltd., a company incorporated in Singapore (“STT”). Pursuant to the Share Purchase Agreement, Qtel through its subsidiary, Qatar South East Asia Holding S.P.C, acquired the shares of ICLM and ICLS, the direct holders of the 2,217,590,000 Series B Shares, from Asia Mobile Holdings Pte. Ltd., a company incorporated in Singapore (“Seller”), which is 75% indirectly owned by STT and 25% indirectly owned by Qtel.

Identity of Party Conducting Tender Offer

Qtel is a publicly held corporation, with shares of its capital stock listed on the Doha Securities Market, as well as the Abu Dhabi Securities Market, Bahrain Stock Exchange and London Stock Exchange. Qtel is Qatar’s largest telecommunications provider and one of the largest public companies in that country. Qtel provides a wide range of telecommunications products, including national, international, mobile GSM, Internet and cable television services. The principal offices of Qtel are located at Qtel Building, 100 West Bay Center, The Corniche, PO Box 217, Doha, Qatar.

Terms and Special Conditions of Tender Offer

•	The offer price for each Series B Share shall be Rp7,388 (the “Tender Offer Price”).

•

The Tender Offer Price is the implied price for each share paid by Qtel to the Seller. The Tender Offer Price is greater than the highest market price of the shares of Target Company traded at the Indonesia Stock Exchange within the period of 90 days prior to 8 June 2008, which is the announcement date of the commencement of negotiation on the takeover, i.e. in the amount of Rp7,350. Payment of the Tender Offer Price for the Series B Shares tendered in Indonesia shall be made in Indonesian Rupiah currency for each Series B Share. Payment of the Tender Offer Price for the Series B Shares and ADSs tendered in the United States shall be made in U.S. Dollars, based on the exchange rate at the time of payment.

•

The Tender Offer will be open for a period of no longer than 30 days as set out in Tender Offer Statement, during which eligible shareholders of Indosat may offer their shares to be purchased by Qtel under the Tender Offer.

•

The Series B Shares tendered in the Tender Offer in Indonesia shall be acquired through transactions at the Indonesia Stock Exchange and the Series B Shares and ADSs tendered in the United States shall be acquired through the tender agent(s) designated in the tender offer statement and other relevant documents filed with the SEC.

•

The Tender Offer shall be conducted in accordance with the prevailing laws and regulations, and upon the Tender Offer Statement being declared effective by the Chairman of BAPEPAM-LK. The proposed Tender Offer process may be affected by (i) the final outcome of pending court procedures in relation to the 40.8% interest in Indosat held by ICLS and ICLM, and (ii) any amendments to the takeover regulations in Indonesia which may be issued during the Tender Offer process.

This Tender Offer may not be cancelled except with a prior approval from the Chairman of BAPEPAM-LK. All terms and conditions of the Tender Offer will be set forth in the Tender Offer Statement filed with BAPEPAM-LK and the Tender Offer Statement and other relevant documents filed with the SEC.

Number of Shares Owned by the Party Conducting Tender Offer

Upon consummation of the transactions contemplated by the Share Purchase Agreement, Qtel indirectly owns 2,217,590,000 Series B Shares, representing 40.81% of the total issued and paid up shares in the capital of the Target Company.

Fund Availability Statement

Qtel will be committed to provide sufficient funds to purchase shares under the Tender Offer. This commitment is supported by a reference letter issued by PT Danareksa Sekuritas, dated June 24, 2008 stating that they are confident that Qtel shall have the ability to provide sufficient funds to finance the Tender Offer.

This announcement is made in compliance with the requirements as stipulated under BAPEPAM-LK Regulation No.IX.H.1 and BAPEPAM-LK Regulation No. IX.F.1 concerning the Tender Offer. Additional information regarding Qtel, Target Company and the Tender Offer shall be disclosed in (i) the Tender Offer Statement which shall be submitted to BAPEPAM-LK and (ii) the tender offer statement and other relevant documents filed with the SEC in relation to the Tender Offer.

Jakarta, 26 June 2008

QATAR TELECOM (Qtel) Q.S.C.

Important Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Series B Shares or ADSs of Indosat, and there shall be no purchase or sale of Series B Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Tender Offer has not yet been commenced. At the time of commencement of the Tender Offer, Qtel will file a tender offer statement with each of BAPEPAM-LK and the SEC with respect to the mandatory tender offer, and the Tender Offer will be made solely by such statements. U.S. holders of Series B Shares and ADSs of Indosat are strongly advised to read the tender offer statement and other relevant documents regarding the Tender Offer filed with the SEC when they become available because they will contain important information. U.S holders of Series B Shares and ADSs of Indosat will be able to obtain copies of these documents when they become available free of charge at the SEC’s website (http://www.sec.gov).

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Forward-looking Statements

Statements contained in this document that are not historical facts may be “forward-looking” statements. To identify these forward-looking statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “projects,” “estimates” or “anticipates” and similar words and phrases. These, and all forward-looking statements, are based on current expectations and necessarily are subject to risks and uncertainties which would cause actual results to differ materially from those currently anticipated due to a number of factors which include, but are not limited to, risks and uncertainties related to the consummation of the contemplated transactions, our ability to achieve our objectives and to maintain quality, resilience and service support. We caution readers not to rely on forward-looking statements, and we disclaim any intent or obligation to update these forward-looking statements.